Exhibit 99.3

Return on Equity and Assets Ratios

	Q3 2024	Q2 2024	Q1 2024	9 Nine months ended July 31, 2024	For the Year-Ended October 2023(1)
Return on Assets	0.85%	0.77%	0.68%	0.76%	0.73%
Return on Equity	15.5%	14.5%	13.1%	14.4%	14.3%
Dividend Payout Ratio	46%	50%	55%	50%	52%

(1)	Amounts have been restated from those previously presented as part of the adoption of IFRS 17, effective November 1, 2023.